UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.

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(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.

(Registrant)

Date: April 9, 2014

By:  /s/Mark Saxon

Mark Saxon, President and CEO

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NOTICE OF MEETING AND RECORD DATE

TO:	All Applicable Securities Commissions

TSX Venture Exchange

Pursuant to the requirements of National Instrument 54-101 in connection with the upcoming annual and special meeting of the shareholders of Tasman Metals Ltd., the Company hereby provides the following notice:

Meeting Date:	June 12, 2014

Record Date for Notice:	May 8, 2014

Record Date for Voting:	May 8, 2014

Beneficial Ownership Determination Date:	May 8, 2014

Location:	Vancouver, British Columbia

CUSIP / ISIN Number:	87652B103 / CA87652B1031

Class of Securities Entitled to Receive Notice:	Common

Class of Securities Entitled to Vote:	Common

Type of Meeting:	Annual and Special Meeting

Notice and Access for Registered Holders:	No

Notice and Access for Beneficial Holders:	No

Issuer Sending Proxy Related Materials Directly to NOBOs:	No

Company to Pay for Delivery of Materials to OBOs:	No

DATED this 8th day of April, 2014.

ON BEHALF OF THE BOARD,

signed "Mariana Bermudez"
Mariana Bermudez, Corporate Secretary